Exhibit 99.1

Amaya Announces Nomination of Two New Directors

Montreal, Canada – May 23, 2017 – Amaya Inc. (Nasdaq: AYA; TSX: AYA) today announced that its Board of Directors has nominated two new directors, Mr. Peter Murphy and Ms. Mary Turner, who will stand for election, along with current members Divyesh (Dave) Gadhia, Harlan Goodson, Alfred Hurley and David Lazzarato, at this year’s annual and special meeting of shareholders to be held on June 21, 2017. If all elected, Amaya’s Board will comprise six directors and continue to be fully independent.

Amaya intends to file its management information circular for the meeting later today, which in addition to the election of directors and other annual matters, will include the previously announced proposed continuance as an Ontario corporation and corporate name change to The Stars Group Inc.

“As part of our continued corporate evolution, we are excited to nominate Peter and Mary as directors,” said Mr. Gadhia, Amaya’s Chairman. “Peter and Mary have impressive track records and a combined 50 plus years of relevant experience. If elected, we expect them to immediately contribute to the success of our company.”

Mr. Murphy, 54, is the Founder and Chairman of Wentworth Capital Management, LLC, a private investment and venture capital firm focused on media, technology, and branded consumer businesses. Wentworth advises and invests in early and later stage growth businesses in digital media, television, and entertainment. Mr. Murphy currently serves on the boards of directors of various public media and consumer-facing companies including Tribune Media Company (NYSE: TRCO), where he is Chairman of the Audit Committee and serves on the Transaction and Nominating & Governance Committees, and Malibu Boats, Inc. (Nasdaq: MBUU), where he is Chairman of the Compensation Committee and serves on the Nominating & Governance Committee. Mr. Murphy’s extensive board experience includes previously serving as the Chairman of the Board of Revel Entertainment Group, LLC and board member of Fisher Communications, Inc. and Dial Global, Inc. (now Westwood One, Inc.), where he served as the Chairman of a Special Committee for restructuring and on the Audit Committee. Mr. Murphy previously served as President, Strategy & Development of Caesars Entertainment Corporation, one of the world’s largest gaming companies. During his time at Caesars Entertainment he was responsible for corporate strategy and growth, mergers and acquisitions, corporate development and real estate development around the world. Prior to joining Caesars Entertainment, Mr. Murphy was an operating partner at Apollo Global Management, LLC, focused on media and entertainment. Mr. Murphy spent over 18 years at The Walt Disney Company in senior executive roles, serving as Disney’s Senior Executive Vice President, Chief Strategic Officer, Senior Advisor to the CEO, a member of Disney’s executive management committee and the Chief Financial Officer of ABC, Inc. He was responsible for strategy, new business development, mergers and acquisitions, technology, brand management, research and development and long term planning for the growth of Disney’s global businesses. During his tenure, Disney grew from approximately $5 billion in revenue to over $35 billion. Mr. Murphy holds a bachelor’s degree from Dartmouth College where he graduated Phi Beta Kappa and Magna Cum Laude, and an MBA from the University of Pennsylvania’s Wharton School of Business.

Ms. Turner, 64, served as President and Chief Executive Officer and board member of Canadian Tire Bank, a subsidiary of Canadian Tire Corporation (TSX: CTC), from 2012 until her retirement in 2016. She has over 25 years of experience in financial services, payments, customer service, credit risk management, enterprise risk management, operations, finance and information technology at Canadian Tire. Prior to joining Canadian Tire, Ms. Turner was a partner at Deloitte & Touche (now Deloitte LLP) in Toronto from 1985 to 1992. Throughout her career, Ms. Turner has been a member of several boards of directors, including Mackenzie Financial Corporation, a subsidiary of IGM Financial Inc. (TSX: IGM), where she chairs the Fund Oversight Committee. She also currently serves on the boards of directors of YMCA Canada, where she is a member of the Audit Committee, as well as Niagara College and Canadian Tire Jumpstart Charities, where she chairs their Audit Committees. Ms. Turner has an honours B.Sc and is a graduate of the Chartered Director Program at McMaster University. She is a Chartered Accountant and received the FCA designation from the Ontario Institute of Chartered Accountants in 2003.

In addition, General Wesley Clark, a director since May 2010, and Dr. Aubrey Zidenberg, a director since July 2014, have informed the Board of their intention to retire from the Board and to not stand for re-election at the upcoming meeting. Dr. Zidenberg will, however, remain as a member of Amaya’s Compliance Committee. “On behalf of the company and the Board, I’d like to thank General Clark and Aubrey for their service, dedication and contributions to the Board and company over the years. We are very grateful for their leadership and wish them the best,” said Mr. Gadhia.

Additional information regarding the business of the meeting and the matters to be considered and voted on by the shareholders at the meeting will be provided in the management information circular.

About Amaya

Amaya is a leading provider of technology-based products and services in the global gaming and interactive entertainment industries. Amaya ultimately owns gaming and related consumer businesses and brands including PokerStars, PokerStars Casino, BetStars, Full Tilt, StarsDraft, and the PokerStars Championship and PokerStars Festival live poker tour brands (incorporating aspects of the European Poker Tour, PokerStars Caribbean Adventure, Latin American Poker Tour and the Asia Pacific Poker Tour). These brands have more than 111 million cumulative registered customers globally and collectively form the largest poker business in the world, comprising online poker games and tournaments, sponsored live poker competitions, marketing arrangements for branded poker rooms in popular casinos in major cities around the world, and poker programming and content created for television and online audiences. Amaya, through certain of these brands, also offers non-poker gaming products, including casino, sportsbook and daily fantasy sports. Amaya, through certain of its subsidiaries, is licensed or approved to offer, or offers under third party licenses or approvals, its products and services in various jurisdictions throughout the world, including in Europe, both within and outside of the European Union, the Americas and elsewhere. In particular, PokerStars is the world’s most licensed online gaming brand, holding licenses or related operating approvals in 17 jurisdictions.

Cautionary Note Regarding Forward Looking Statements and Other Information

This news release contains forward-looking statements and information within the meaning of the Private Securities Litigation Reform Act of 1995 and applicable securities laws, including, without limitation, certain expectations related to the upcoming annual and general meeting of shareholders and the nomination and potential election of the two new directors. Forward-looking statements can, but may not always, be identified by the use of words such as “anticipate”, “plan”, “continue”, “estimate”, “expect”, “may”, “will”, “intend”, “could”, “might”, “would”, “should”, “believe”, and similar references to future periods or the negatives of these words and expressions. These statements are based on management’s current expectations and are subject to a number of risks, uncertainties, and assumptions, including market and economic conditions, business prospects or opportunities, future plans and strategies, projections, technological developments, anticipated events and trends and regulatory changes that affect Amaya, its customers and its industries. Although Amaya and management believe the expectations reflected in such forward-looking statements are reasonable and are based on reasonable assumptions and estimates, there can be no assurance that these assumptions or estimates are accurate or that actual results will not differ materially from those expressed or implied in forward-looking statements. Forward-looking statements are inherently subject to significant business, regulatory, economic and competitive risks, uncertainties and contingencies that could cause actual events to differ materially from those expressed or implied in such statements. Specific risks and uncertainties include, but are not limited to, certain expectations related to the upcoming annual and general meeting of shareholders and the nomination and potential election of the two new directors, and those identified under the heading “Risk Factors and Uncertainties” in Amaya’s Annual Information Form for the year ended December 31, 2016 and “Risk Factors and Uncertainties”, “Limitations of Key Metrics and Other Data” and “Key Metrics” in its Management’s Discussion & Analysis for the three months ended March 31, 2017, each available on SEDAR at www.sedar.com, EDGAR at www.sec.gov and Amaya’s website at www.amaya.com, and in other filings that Amaya has made and may make with applicable securities authorities in the future. Investors are cautioned not to put undue reliance on forward-looking statements. Each forward-looking statement speaks only as of the date hereof, and Amaya undertakes no obligation to correct or update any forward-looking statement, whether as a result of new information, future events or otherwise, except as required by applicable law.

Service as a director on the Board of Directors of Amaya may be subject to gaming or other legal and regulatory approval.

For further information:

For investor relations, please contact: Tim Foran, Tel: +1.416.545.1325, ir@amaya.com;

For media inquiries, please contact: Eric Hollreiser, Press@amaya.com